FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

March 10, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on March 10, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

March 10, 2025.

Schedule "A"

HIVE Digital Technologies Announces

February 2025 Production Results and

Strategic Milestones

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated
September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - March 10, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, has released its unaudited production results for February 2025 (all amounts in US dollars, unless otherwise indicated).

Key Highlights for February 2025:

  Bitcoin Production: Mined 89 BTC, bringing HIVE's HODL portfolio to 2,620 BTC, valued at $220 million as of February 28, 2025, based on a BTC closing price of approximately $84,000. HODL Update: The Company's Bitcoin holdings have increased by 23% year-over-year.
  However, on a month-over-month basis, BTC holdings saw a decline as HIVE strategically sold a portion of its BTC to invest in capital assets, including Bitfarms' 200 megawatt ("MW") hydro- powered Bitcoin mining assets in Paraguay.
  Mining Capacity: Maintained an average mining capacity of 5.6 Exahash per Second ("EH/s") with fleet efficiency at 20.9 Joules per Terahash ("J/TH"). HIVE achieved a peak BTC-only hashrate of 6.2 EH/s and a peak BTC-equivalent hashrate of 6.4 EH/s.
  Operational Efficiency: Achieved an average daily production rate of 3.2 BTC, equivalent to 16 BTC per Exahash.

Executive Commentary:

Frank Holmes, Executive Chairman of HIVE, commented: "As we continue to expand and strengthen our executive team, we are aligning top-tier leadership with our strategic focus on two of the most transformative trends of our time-Bitcoin and AI. The appointment of Craig Tavares as President and Chief Operating Officer of Buzz HPC is a testament to our commitment to driving innovation and growth in high-performance computing and GPU cloud services. With over two decades of expertise in digital infrastructure, Craig's leadership will be instrumental in scaling Buzz HPC's operations and realizing our vision of reaching $100 million in revenue. His deep industry knowledge and track record of success positions us to capitalize on the immense opportunities ahead in AI-driven computing and blockchain technologies."

Aydin Kilic, President and CEO of HIVE, added: "We are focused on executing a transformative year that positions HIVE as one the largest and most efficient Bitcoin miners in the world. Our 300 MW expansion in Paraguay to 4x our hashrate from 6 EH/s to 25 EH/s by September 2025 remains on track. We expect to complete final construction and phased energization of miners for the first 100 MWs at Yguazú and 100 MW at Valenzuela in calendar Q2, 2025, which will bring us to an estimated interim target of 18 EH/s and 18 J/TH by June 30, 2025. It will be a very exciting year of growth for HIVE. We will provide updates on our ASIC procurement strategy."

Mr. Kilic continued, "Regarding our high-performance computing GPU business unit, in the last week of February, we realized $13 million of annualized run-rate revenue from our fleet of high-performance GPUs. We are on track to reach our $20 million annualized run-rate revenue target by calendar Q2 this year, based on current growth and performance trends, with new GPU servers coming online for AI processing."

Progress In Paraguay

Luke Rossy, Chief Operating Officer of HIVE, stated: "In February, our executive team conducted a site visit to Bitfarms' Yguazú facility, gaining firsthand insights into its ongoing construction. We were extremely pleased with the progress we witnessed there and are excited to finalize the strategic acquisition of Bitfarms' 200 MW Yguazú site in Q1 2025."

Photo: Foundations for the power transformer at HIVE's 100 MW Valenzuela site.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/243885_da6f0f209470784c_001full.jpg

Mr. Rossy continued, "Furthermore, we continue to make excellent progress on our 100 MW Valenzuela facility. With all civil and foundation works nearing completion, the site remains on track for energization by June 2025."

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the results of operations for February 2025; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/243885